May 6, 2019

Ron Millos
Chief Financial Officer
TECK RESOURCES LIMITED
Suite 3300 - 550 Burrard Street
Vancouver, B.C. V6C 0B3
Canada

       Re: TECK RESOURCES LIMITED
           Form 40-F for the Fiscal Year Ended December 31, 2018
           Filed February 28, 2019
           File No. 001-13184

Dear Mr. Millos:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Beverages,
Apparel and
                                                          Mining
cc:    Nick Uzelac